MagneGas Corporation

11885 44th Street North

Clearwater, FL 33762

May 26, 2016

VIA EDGAR

Amanda Ravitz, Assistant Director

Mail Stop 3030

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	MagneGas Corporation
Amendment No. 1 to Registration Statement on Form S-3/A Filed April 1, 2016 File No. 333-207928

Dear Ms. Ravitz:

MagneGas Corporation (the “Company”) is in receipt of the staff’s oral comment, received via a telephone conversation between the staff and our securities counsel on April 28, 2016, regarding the above referenced filing. The staff indicated that, prior to the Commission sending a notice of effectiveness regarding the above referenced filing, the Company would need to respond to a comment letter regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “10-K Comment Letter”). The Company received the 10-K Comment Letter on April 28, 2016 and, on May 16, 2016, responded to it via the filing of correspondence and the Company’s Amendment No. 1 to the Annual Report on Form 10-K/A. On May 18, 2016, the Company received a letter from the staff stating the staff had completed its review of the Company’s 10-K.

As further discussed during a telephone conversation between the staff and our securities counsel on May 26, 2016, the Company is filing Amendment No. 2 to Registration Statement on Form S-3/A today for the principal purpose of filing its securities counsel’s legality opinion. This filing also updates some disclosures and includes a new consent letter from the independent registered public accounting firm who audited the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

MagneGas Corporation

By:	/s/ Ermanno Santilli
Name:	Ermanno Santilli
Title:	Chief Executive Officer